Exhibit 99.1

April 6, 2018

The Manager – Listing

BSE Limited

(BSE: 507685)

The Manager – Listing

National Stock Exchange of India Limited.

(NSE: WIPRO)

The Market Operations,

NYSE, New York

(NYSE: WIT)

Dear Sir/Madam,

Sub: Intimation under Regulation 30

Please find enclosed herewith intimation under Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations 2015, for your reference and records.

For WIPRO LIMITED

M Sanaulla Khan

Company Secretary

ENCL: As Above

Wipro Limited	T	: +91 (80) 2844 0011
Doddakannelli	F	: +91 (80) 2844 0054
Sarjapur Road	E	: info@wipro.com
Bengaluru 560 035	W	: wipro.com
India	C	: L32102KA1945PLC020800

Wipro Limited	April 6, 2018

Disclosure under regulation 30 of the Securities and Exchange Board of India (Listing

Obligations and Disclosure Requirements) Regulations, 2015

Sr. No.	Particulars	Description
1.	Name of the subsidiary being divested	Wipro Airport IT Services Limited (Wipro Airport IT), which was a Joint Venture (JV) between Wipro Limited (74%) and Delhi International Airport Limited (DIAL) (26%). Wipro Airport IT provides various IT Services at Indira Gandhi International Airport, New Delhi.

2.	Amount and percentage of the turnover or revenue or income and net worth contributed by the subsidiary during the last financial year	Revenues from Operations of Rs. 509 Mn for FY 2016-17 (0.1% of Wipro Limited’s consolidated revenues for FY 2016-17). Net worth of the subsidiary for FY 2016-17: Rs. 133 Mn.

3.	Rationale for the sale of subsidiary	Wipro Limited has sold 63% of its stake in Wipro Airport IT to Antariksh Softtech Private Limited as part of divesture of the subsidiary. DIAL is considering expansion of the airport and procuring more assets under the JV. The parties have mutually agreed to introduce a third party into the JV, with reduction of stake by Wipro. Consequent to the sale, Wipro Limited holds 11% stake in Wipro Airport IT. Wipro Airport IT will continue to outsource IT services of the airport to Wipro Limited as per the existing arrangement.

4.	Date on which the agreement for sale has been entered into	April 5, 2018

5.	Government & regulatory approval required	None

6.	The expected date of completion of sale	Completed on April 5, 2018

7.	Consideration received from sale	Rs. 3,15,00,000/- (Rupees Three Crores and Fifteen Lakhs only)

8.	Brief details of buyers, including name and area of business, and whether any of the buyers belong to the promoter/promoter group/group companies. If yes, details thereof	The buyer is Antariksh Softtech Private Limited (Antariksh). Antariksh was incorporated in October 2006 and has its registered office at No.11/1, KHR house, palace road, Bangalore- 560052. Antariksh, alongwith its group companies, is engaged in the business of providing technology solutions and other information & communication services.

The buyer does not belong to the promoter/promoter group.

9.	Whether the transaction would fall within related party transactions?	No